UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For April, 2007

Distribution and Service D&S, Inc.

(Translation of registrant’s name into English)

Avenida Presidente Eduardo Frei Montalva 8301
Quilicura, Santiago, Chile

(Address of principal executive offices)

          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

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          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

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          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

During the first quarter 2007:
D&S´s profits increased 68% driven by sales growth and operacional excellence program

- This increase resulted primarily from the improvement in operating profit which presented 36.6% growth amounting to  Ch$17,015 million (US$31.6 million), explained in turn by the 6.2% increase in net revenues, totaling Ch$410,235 million (US$760.8 million) compared to 2006.

Santiago, April 24th , 2007.- During the first quarter 2007, D&S, the main supermarket operador in Chile, showed net profits of Ch$9,177 million (US$17.0 million), representing a 68.0% growth over results for the same period in 2006.

This increase is explained by the improvement in operating profits, up 36.6% amounting to Ch$17,015 million (US$31.6 million), which is in turn attributable to the 6.2% increase in net revenues over the previous, totaling Ch$410,235 million (US$760.8 million).

“Net revenues growth was mainly due to the 6.8% nominal increase in total sales explained by the opening of new LIDER stores during the period April 2006 to March 2007 and by the 3.3% nominal same store sales (SSS) increase during the first three months of 2007, showing a favorable change in the same store sales trend seen during the previous year”, remarked Enrique Ostalé, CEO of D&S. It is worthwhile noting that sales for the first quarter 2006 include sales from 68 FarmaLider stores, which represented 2.6% of D&S total sales, whereas in 2007 this business contributes sales only during part of January. If FarmaLider sales were excluded in both periods, total sales growth would be 9.2%.

The financial services division presented a 41.1% increase in net revenues. The same happened at the real estate division Saitec, with 10.9% growth in revenues over the first quarter of 2006, reaching Ch$5,159 million (US$9.6 million), explained by the increase in space for lease due to the LIDER openings and the 3 new neighborhood shopping centers in Linares, Las Rejas in Santiago and Los Andes.

In comparison with the closing date of the first quarter 2006, 18 new stores have been opened - 3 stores Hyper by LIDER and 15 stores Express by LIDER- which meant that sales area increased to 459,945 sq.m. equivalent to a 5.4% expansion of total sales area. Additionally, the opening of Ekono discount stores began in January 2007, and 13 stores were operating at March 31, 2007. However, they have no significant impact on consolidated sales as of today, Mr. Ostalé added.

D&S’s gross margin increased by 9.8% over 2006 and consolidated EBITDA showed a 16.8% increase, amounting to Ch$30,384 million (US$56.3 million), equivalent to 7.4% of revenues.

Regarding total operating expenses, there was a 6.3% increase due to the new stores and the higher expenses at the financial division. Despite the expenses increase from Presto business, in line with the higher volume of operations, operating expenses as percentage of revenues remain stable at 24.7%. The expenses control is attributable to the implementation of the Operational Excellence program focused on maximizing efficiencies throughout the Company, especially at the LIDER retail division.

As of today, D&S has 32 hypermarkets and 26 compact hypermarkets Hyper by LIDER, 44 supermarkets Express by LIDER, 14 Ekono discount stores and 9 shopping centers.

First Quarter Consolidated Results

	2007			2006			Change
	Ch$ million	US$ million	%	Ch$ million	US$ million	%	%
Sales	336,272	623.6	82.0%	323,113	599.2	83.6%	4.1%
Other Income	73,962	137.2	18.0%	63,325	117.4	16.4%	16.8%
Net revenues	410,235	760.8	100.0%	386,439	716.7	100.0%	6.2%
Cost of sales	291,836	541.2	71.1%	278,571	516.6	72.1%	4.8%
Gross Income / Margin	118,399	219.6	28.9%	107,868	200.0	27.9%	9.8%
Recurring Operating Expenses	87,799	162.8	21.4%	81,464	151.1	21.1%	7.8%
Start-up Expenses	216	0.4	0.1%	383	0.7	0.1%	-43.6%
Total Operating Expenses (SG&A)	88,015	163.2	21.5%	81,847	151.8	21.2%	7.5%
EBITDA	30,384	56.3	7.4%	26,021	48.3	6.7%	16.8%
Depreciation	13,369	24.8	3.3%	13,567	25.2	3.5%	-1.5%
Total Operating Expenses	101,384	188.0	24.7%	95,415	177.0	24.7%	6.3%
Operating Income	17,015	31.6	4.1%	12,454	23.1	3.2%	36.6%
Financial Expenses	(5,307)	(9.8)	-1.3%	(5,217)	(9.7)	-1.4%	1.7%
Other Non-operating Income (Expenses)	(381)	(0.7)	-0.1%	(108)	(0.2)	0.0%	252.4%
Monetary Correction	(301)	(0.6)	-0.1%	(565)	(1.0)	-0.1%	-46.7%
Non-Operating Income	(5,989)	(11.1)	-1.5%	(5,890)	(10.9)	-1.5%	1.7%
Income before Tax	11,026	20.4	2.7%	6,563	12.2	1.7%	68.0%
Income Tax	(1,870)	(3.5)	-0.5%	(1,110)	(2.1)	-0.3%	68.4%
Minority Interest	21	0.0	0.0%	10	0.0	0.0%	107.2%
Income	9,177	17.0	2.2%	5,463	10.1	1.4%	68.0%
Amortization of Goodwill	-	0.0	0.0%	-	0.0	0.0%	-
Net Income	9,177	17.0	2.2%	5,463	10.1	1.4%	68.0%
Currency of March 2007, exchange rate US$=Ch$539.21 of March 31, 2007

For further information please contact:
Miguel Núñez, Finance Manager: mnunez@dyscorp.cl
Phone: 56-2-484 7750
Loreto Bradford, Investor Relations Officer: lbradford@dys.cl
Phone: 56-2-484 7757
Roberto Vergara, Investor Relations Associate: rvergara@dys.cl
Phone: 56-2-484 7764

DISTRIBUCION Y SERVICIO D&S S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

DISTRIBUCIÓN Y SERVICIO D&S S.A.

	By:	/s/ Miguel Núñez Sfeir
Miguel Núñez Sfeir
Chief Financial Officer

Dated: April 24, 2007